SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                             ----------------------



                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934


                        SPECIALTY TELECONSTRUCTORS, INC.
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   847517 10 9
                                 (CUSIP Number)


                                 Thomas O. Hicks
                         200 Crescent Court, Suite 1600
                               Dallas, Texas 75201
                                 (214) 740-7300
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 April 23, 1998
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.







                         (Continued on following pages)

----------------------------------               -------------------------------
     CUSIP No. 847517 10 9              13D                    Page 2
----------------------------------               -------------------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mr. Thomas O. Hicks
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)                                    X
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     6,750,000
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         6,750,000
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,750,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        45.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-------------------------------                 --------------------------------
     CUSIP No. 847517 10 9             13D                    Page 3
-------------------------------                 --------------------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Hicks, Muse Fund III Incorporated
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)                                    X
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     6,750,000
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         6,750,000
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,750,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        45.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-------------------------------                   ------------------------------
     CUSIP No. 847517 10 9             13D                    Page 4
-------------------------------                   ------------------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Hicks, Muse GP Partners III, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)                                    X
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     6,750,000
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         6,750,000
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,750,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        45.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

--------------------------------                   -----------------------------
     CUSIP No. 847517 10 9              13D                   Page 5
--------------------------------                   -----------------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HM3 Coinvestors, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)                                    X
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     6,750,000
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         6,750,000
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,750,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        45.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-------------------------------                  -------------------------------
     CUSIP No. 847517 10 9              13D                  Page 6
-------------------------------                  -------------------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HM3/OmniAmerica Partners, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)                                    X
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     6,750,000
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         6,750,000
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,750,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        45.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

-------------------------------                 --------------------------------
     CUSIP No. 847517 10 9            13D                    Page 7
-------------------------------                 --------------------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HMTF/Omni Partners, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)                                    X
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     6,750,000
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         6,750,000
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,750,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        45.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

Item 1.  Security and Issuer

   Common Stock, $0.01 par value (the "Common Stock")

   Specialty Teleconstructors, Inc. (the "Company")
   12001 State Highway 14 North
   Cedar Crest, New Mexico 87008

Item 2.  Identity and Background

   (a)   Name of Person(s) Filing this Statement (the "Filing
         Parties"):

         Mr. Thomas O. Hicks;
         Hicks, Muse Fund III Incorporated, a Texas corporation ("Fund III Incorporated"); Hicks, Muse GP Partners III, L.P., a Texas limited partnership ("Hicks Muse Partners III"); HM3 Coinvestors, L.P., a Delaware limited partnership ("HM3 Coinvestors"); HM3/OmniAmerica Partners, LLC, a Delaware limited liability company ("HM3 LLC"); and HMTF/Omni Partners, L.P., a Delaware limited partnership ("OmniPartners").

   (b)   Residence or Business Address:

         The address of the principal business office of each of the Filing Parties is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

   (c)   Present Principal Occupation:

         Thomas O. Hicks is the controlling shareholder and the Chairman of the Board, Chief Executive Officer and Secretary of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations, and other principal investing activities. Each of the other Filing Parties is a business organization engaged in principal investing activities.

   (d)   Convictions in Criminal Proceedings during the last 5 Years:

         None of the Filing Parties has been convicted in a criminal proceeding during the last 5 years.

   (e)   Proceedings involving Federal or State Securities Laws:

         None of the Filing Parties has, during the last 5 years, been a party to any civil proceeding as a result of which he or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

   (f)   Citizenship:

     Mr. Hicks is a United States citizen. Each of the other Filing Parties is organized under the jurisdiction indicated in paragraph (a) of this Item 2.

Information with respect to Executive Officers, Directors and Control Persons of Filing Parties not otherwise disclosed herein:

     John R. Muse is the Chief Operating Officer of Fund III Incorporated. Charles W. Tate is the President of Fund III Incorporated. Each of Jack D. Furst, Lawrence D. Stuart, Jr., Alan B. Menkes, Michael J. Levitt, David B. Deniger and Dan H. Blanks is a Managing Director and Principal and Executive Vice President of Fund III Incorporated. Jack D. Furst is the Chairman of the Board of HM3 LLC. Lawrence D. Stuart, Jr. is the President of HM3 LLC.

     The principal business address of each of the persons listed above is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Each of Messrs. Muse, Tate, Furst, Stuart, Menkes, Levitt, Deniger and Blanks is presently a principal and executive officer of Hicks Muse, a private investment firm primarily engaged in leveraged acquisitions, recapitalizations, and other principal investing activities, or an affiliate thereof. None of Messrs. Muse, Tate, Furst, Stuart, Menkes, Levitt, Deniger or Blanks has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years. None of Messrs. Muse, Tate, Furst, Stuart, Menkes, Levitt, Deniger or Blanks has, during the last 5 years, been a party to any civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Each of Messrs. Muse, Tate, Furst, Stuart, Menkes, Levitt, Deniger and Blanks is a United States citizen.

Item 3.  Source and Amount of Funds

     On April 23, 1998, OmniAmerica Holdings Corporation, a Delaware corporation ("Holdings"), OmniAmerica, Inc., a Delaware corporation and wholly-owned subsidiary of Holdings ("OmniAmerica"), OmniPartners, the Company and OAI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company ("Acquisition"), consummated the transactions contemplated by that certain Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 16, 1998, as amended and restated as of April 22, 1998, among Holdings, OmniAmerica, OmniPartners, the Company, Acquisition and Omni/HSW Acquisition, Inc., which, prior to its merger with and into Holdings immediately prior to the Merger (as hereinafter defined), was a Delaware corporation. Pursuant to the Merger Agreement, Acquisition was merged with and into Holdings (the "Merger"), with the effect that Holdings, as the surviving corporation of the Merger, became a wholly-owned subsidiary of the Company. At the consummation of the Merger, each share of the common stock, par value $.01 per share, of Holdings ("Holdings Common Stock") was converted into the right to receive 0.09109398 shares of the Common Stock of the Company.

   OmniPartners received all shares of Common Stock covered by this Schedule 13D as a result of the Merger by virtue of its record ownership of Holdings Common Stock immediately prior to the effective time of the Merger.

   The description of the Merger Agreement contained herein is qualified in its entirety by reference to the definitive agreement, which is filed herewith as
Exhibit 99(a).

Item 4.  Purpose of Transaction

   The shares of Common Stock that are the subject of this Schedule 13D were acquired directly and indirectly by the Filing Parties pursuant to the Merger. The Filing Parties reserve the right to acquire beneficial ownership of additional shares of Common Stock or to sell shares of Common Stock from time to time in the future.

   Pursuant to the Merger Agreement, the size of the Board of Directors of the Company was increased to eight members. Pursuant to the Post-Merger Stockholders Agreement (the "Stockholders Agreement"), dated as of April 23, 1998, by and among the Company and the stockholders of the Company signatory thereto, including, without limitation, OmniPartners, Hicks Muse is entitled to designate up to four directors of the Board of Directors, dependent upon the percentage of the Company's Common Stock owned by OmniPartners and its affiliates.

   The description of the Stockholders Agreement contained herein is qualified in its entirety by reference to the definitive agreement, which is filed herewith as Exhibit 99(b).

Item 5.  Interest in Securities of Issuer

   (a) As of the close of business on April 23, 1998, each of the Filing Parties may be deemed to have beneficially owned in the aggregate 6,750,000 shares of the Common Stock of the Company, representing approximately 45.8% of the outstanding shares of Common Stock. Of such shares, each of the Filing Parties has sole voting and dispositive power with respect to none of the shares, and shared voting and dispositive power with respect to 6,750,000 shares as a result of the relationships described in paragraph (b) below.

   (b) Of the 6,750,000 shares of Common Stock for which the Filing Parties have shared voting and dispositive power, all of such shares are held of record by OmniPartners. HM3 LLC is the general partner of OmniPartners and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record by OmniPartners. HM3 Coinvestors is the sole member of HM3 LLC and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by HM3 LLC. Hicks Muse Partners III is the general partner of HM3 Coinvestors and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by HM3 Coinvestors. Fund III Incorporated is the general partner of Hicks Muse Partners III and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Hicks Muse Partners III. Mr. Hicks is the sole director and the Chairman of the Board, Chief Executive Officer and Secretary and owns all of the outstanding shares of capital stock of Fund III Incorporated and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Fund III Incorporated.

   Each of the Filing Parties expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Common Stock covered by this Schedule 13D not owned of record by him or it.

   (c) All of the shares of Common Stock covered by this Schedule 13D were received by OmniPartners on the date the Merger was consummated as consideration for shares of Holdings Common Stock held of record by OmniPartners upon the terms set forth in the Merger Agreement.

   (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock that are held of record by OmniPartners described in paragraphs (a) and (b) above is governed by the limited partnership agreements of each of such entities (or, with respect to HM3 LLC, its limited liability company agreement) and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests (or, with respect to HM3 LLC, membership interests).

   (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to the Securities of the Issuer

   Pursuant to the terms of the Stockholders Agreement, the Company has the right of first offer upon the proposed transfer of shares of Common Stock of the Company.

   Also, pursuant to the Stockholders Agreement, OmniPartners and certain of its affiliates have agreed that prior to the termination of the Stockholders
Agreement, none of them will purchase or otherwise acquire, directly or indirectly, any additional shares of the Company's common stock. Furthermore, none of such parties will take certain actions, including, without limitation, soliciting proxies, encouraging the formation of voting trusts or commencing other actions in order to seek control of the Board of Directors.

   The description of the Stockholders Agreement contained herein is qualified in its entirety by reference to the definitive agreement, which is filed herewith as Exhibit 99(b).

Item 7.  Material to be Filed as Exhibits

99(a) Amended and Restated Agreement and Plan of Merger, dated as of April 22, 1998, among Holdings, OmniAmerica, OmniPartners, HSW, the Company and
         Acquisition.

99(b) Post-Merger Stockholders Agreement, dated as of April 23, 1998, among the Company and the stockholders of the Company signatory thereto.

99(c) Joint Filing Agreement, dated as of May 4, 1998, among Thomas O. Hicks, Fund III Incorporated, Hicks Muse Partners III, HM3 Coinvestors, HM3 LLC and OmniPartners.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           THOMAS O. HICKS

                           By:           *
                              --------------------------
  May 4, 1998              Name: Lawrence D. Stuart, Jr.
   Date                    Title: Attorney-in-Fact


                           HICKS, MUSE FUND III INCORPORATED

                           By:           *
                              --------------------------
                           Name: Lawrence D. Stuart, Jr.
                           Title: Executive Vice President


                           HICKS, MUSE GP PARTNERS III, L.P.

                           By:   HICKS, MUSE FUND III INCORPORATED,
                                     its general partner

                                 By:           *
                                    -----------------------------
                                 Name: Lawrence D. Stuart, Jr.
                                 Title: Executive Vice President


                           HM3 COINVESTORS, L.P.

                           By:   HICKS, MUSE GP PARTNERS III, L.P.,
                                    its general partner

                                 By:   HICKS, MUSE FUND III INCORPORATED,
                                          its general partner

                                       By:          *
                                          ----------------------------
                                       Name: Lawrence D. Stuart, Jr.
                                       Title: Executive Vice President


                           HM3/OMNIAMERICA PARTNERS, LLC

                           By:           *
                              --------------------------
                           Name: Lawrence D. Stuart, Jr.
                           Title: President


                           HMTF/OMNI PARTNERS, L.P.

                           By:   HM3/OMNIAMERICA PARTNERS, LLC,
                                    its general partner

                                 By:          *
                                    --------------------------
                                 Name: Lawrence D. Stuart, Jr.
                                 Title: President



                              /s/ Lawrence D. Stuart, Jr.
                           --------------------------------------
                           Lawrence D. Stuart, Jr.

                           *  Signing on behalf of the above listed
                              persons, in the respective capacities
                              indicated above.